ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated February 3, 2012

Equities	ETRACS

ETRACS Monthly 2xLeveraged ISE Cloud Computing TR Index ETN

Profile	Ticker: LSKY

Underlying Index	ISE Cloud Computing™ Total Return Index
Index Ticker	CPJ
Issuer	UBS AG	Key Features
Issuer Credit Rating[1]	Aa3 (Moody’s); A (S&P); A (Fitch)	Two times leveraged exposure to
CUSIP	90267E330	the performance of companies
Primary Exchange	NYSE Arca	actively involved in the cloud computing industry
Initial Trade Date	October 4, 2011
Maturity Date	October 4, 2041	Convenience of an exchange-
Leverage	Monthly 2x	traded security
Tracking Fee	0.6%, per annum, accrued on a daily basis
*See “Risks to consider” and the disclaimer for more information.

About the ETNs

Exchange Traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities or currencies, less investor fees. Exchange Traded Access Securities (ETRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

This document describes the ETRACS Monthly 2xLeveraged ISE Cloud Computing TR Index ETN (the “ETN”). The ETN provides exposure to the monthly compounded two times leveraged performance of the ISE Cloud Computing™ Total Return Index, reduced by accrued tracking fees and accrued financing charges (collectively the “Accrued Fees”).

About the Indices

The ISE Cloud Computing™ Total Return Index (the “Index”) was created as a performance benchmark for companies in the cloud computing technology market. The Index is a total return index that uses a market capitalization weighted allocation across the pure play, non pure play and technology conglomerate categorizations as well as an equal weighted allocation methodology for all components within each sector allocation. Index components are reviewed semi-annually for eligibility, and the weights are re-set according to that distribution. The Index was created on June 6, 2011 and has no performance history prior to that date.

Historical returns

	Since Index Inception
	Total Return	Annualized Return	3 Months	6 Months
ISE Cloud Computing™ Total Return Index	-9.68%	-16.36%	8.30%	-12.61%
NASDAQ-100 Total Return Index	0.72%	1.26%	6.81%	-1.49%
NASDAQ-100 Technology Sector Total Return Index	-6.37%	-10.90%	11.37%	-6.17%

Historical results for the period from June 6, 2011 through December 31, 2011.

Source: UBS Investment Bank, publicly available data.

Historical information presented is as of December 31, 2011 and is furnished as a matter of information only. Historical performance of the index is not an indication of future performance. Future performance of the index may differ significantly from historical performance, either positively or negatively.

The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

The graph illustrates the historical returns of the Index from June 6, 2011 through December 31, 2011 in comparison with other benchmark indices. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

ETRACS. Innovative strategies, convenient access	+1-877-ETRACS 5	etracs@ubs.com

Characteristics

Number of index constituents: 41

Top 10 Holdings
Akamai Technologies Inc	AKAM UQ	4.04%
Google Inc	GOOG	3.64%
Juniper Networks Inc	JNPR	3.62%
RightNow Technologies Inc	RNOW UQ	3.53%
NetFlix Inc	NFLX UQ	3.45%
Rackspace Hosting Inc	RAX UN	3.45%
Equinix Inc	EQIX UQ	3.44%
Cisco Systems Inc	CSCO	3.38%
NetApp Inc	NTAP	3.37%
Open Text Corp	OTEX UQ	3.30%

Source: ISE; as of December 31, 2011

Benefits of investing in the ETNS

Gain 2x leveraged exposure to a portfolio of companies actively involved in the cloud computing segment of the information technology industry.

Convenient access to forty-one cloud computing stocks spanning the pure play, non pure play and technology conglomerate categories.

Index construction allows for the addition of new Index constituents as they become public and meet the Index criteria.

Risks to consider

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

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You may lose some or all of your principal — The ETNs are exposed to two times any monthly decline in the level of the Index. Because the negative effect of the Accrued Fees reduce your final payment, the leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and the Redemption Fee, if applicable, in order for you to receive an aggregate amount over the term of the ETNs equal to your initial investment in the ETNs. If the leveraged monthly return of the Index is insufficient to offset the negative effect of the Accrued Fees and Redemption Fee, if applicable, or if the leveraged monthly return of the Index is negative, you will lose some or all of your investment at maturity or call, upon acceleration or upon early redemption.

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Correlation and compounding risk — A number of factors may affect the ETNs’ ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the ETNs will achieve a high degree of correlation. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the ETNs for periods greater than one month is likely to be either greater than or less than twice the Index performance, before accounting for the Accrued Fees and the Redemption Fee, if any. In particular, the impact of significant adverse monthly performances of the Index on your ETNs may not be offset by subsequent beneficial monthly performances of the Index of equal magnitude.

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Leverage risk of the ETNs — The ETNs are two times leveraged with respect to the Index, which means that you will benefit two times from any beneficial, but will be exposed to two times any adverse, monthly performance of the Index, before the negative effect of the Accrued Fees and any Redemption Fee.

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Market risk — The return on the ETNs, which may be positive or negative, is linked to the leveraged monthly return of the Index. The monthly return of the Index is measured by the Index Performance Ratio, which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.

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Credit of issuer — The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs, including any payment at maturity or call, upon acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity or call, upon acceleration or upon early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

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Potential over-concentration in a particular market segment — There is only one market segment — companies actively involved in the cloud computing industry — represented in the Index. An investment in the ETNs will increase your portfolio’s exposure to fluctuations in the value of the Index Constituents.

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A trading market for the ETNs may not develop — Although the ETNs have been approved for listing on NYSE Arca, subject to official notice of issuance, a trading market for the ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain the listing of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETNs. We may suspend or cease sales of the ETNs at any time, at our discretion. Therefore, the liquidity of the ETNs may be limited.

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Minimum redemption amount — You must elect to redeem at least 50,000 of your ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement.

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Your redemption election is irrevocable — You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Valuation Date.

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Potential automatic acceleration — In the event the indicative value of the ETNs is equal to $5.00 or less on any Trading Day or decreases 60% from the closing indicative value on the previous Monthly Valuation Date, the ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount as determined during the Acceleration Measurement Period. The Acceleration Amount you receive on the Acceleration Settlement Date may be significantly less than $5.00 per ETN and may be zero if the level of the Index continues to decrease during trading on one or more Trading Days during the Acceleration Measurement Period as measured by the Index Performance Ratio on one or more Trading Days during the Acceleration Measurement Period.

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Limited performance history — The return on the ETNs is linked to the performance of the Index. The Index was launched on June 6, 2011. As a result, the Index has a limited performance history. It is uncertain how the Index will perform in the future. Because the Index has no history prior to June 6, 2011, little or no historical information will be available for you to consider in making an independent investigation of the Index performance, which may make it difficult for you to make an informed decision with respect to an investment in the ETNs.

•	No interest payments from the ETNs — You will not receive any interest payments or other distributions on the ETNs.
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Owning the ETNs is not the same as owning the Index Constituent stocks — The return on your series of ETNs may not reflect the return you would realize if you actually owned the underlying equity securities of the Index Constituents. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the Index constituent stocks over the term of your ETNs (however, because the ETNs are linked to a total return index, dividends paid on one or more Index Constituent stocks are treated as being reinvested in the Index).

•	Uncertain tax treatment — Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
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UBS’s Call Right — UBS may elect to redeem all outstanding ETNs of any series at any time on or after October 8, 2012, as described under “Specific Terms of the Securities — UBS Call Right” in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than your initial investment in the ETNs of that series.

Contact us	ETRACS Investor Service Center: +1-877-ETRACS 5	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Website: etracs.com

1The issuer credit rating as of January 23, 2012 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

Futures and futures options trading is speculative, involves a high degree of risk and is not suitable for all investors. Past performance is not necessarily indicative of future results.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect.

The ETRACS Monthly 2xLeveraged ISE Cloud Computing TR Index ETN is not sponsored, endorsed, sold or promoted by International Securities Exchange, LLC (“Licensor”). Licensor makes no representation or warranty, express or implied, to the owners of the ETRACS Monthly 2xLeveraged ISE Cloud Computing TR Index ETN or any member of the public regarding the advisability of trading in the ETRACS Monthly 2xLeveraged ISE Cloud Computing TR Index ETN. Licensor’s only relationship to UBS AG (“UBS”) is the licensing of certain trademarks and trade names of Licensor and of the ISE Cloud Computing™ Total Return Index which is determined, composed and calculated by Licensor without regard to UBS or the ETRACS Monthly 2xLeveraged ISE Cloud Computing TR Index ETN. Licensor has no obligation to take the needs of UBS or the owners of the ETRACS Monthly 2xLeveraged ISE Cloud Computing TR Index ETN into consideration in determining, composing or calculating the ISE Cloud Computing™ Total Return Index. Licensor is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the ETRACS Monthly 2xLeveraged ISE Cloud Computing TR Index ETN to be listed or in the determination or calculation of the equation by which the ETRACS Monthly 2xLeveraged ISE Cloud Computing TR Index ETN is to be converted into cash. Licensor has no obligation or liability in connection with the administration, marketing or trading of the ETRACS Monthly 2xLeveraged ISE Cloud Computing TR Index ETN.

LICENSOR DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE ISE CLOUD COMPUTING™ TOTAL RETURN INDEX OR ANY DATA INCLUDED THEREIN AND LICENSOR SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. LICENSOR MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS, OWNERS OF THE ETRACS MONTHLY 2XLEVERAGED ISE CLOUD COMPUTING TR INDEX ETN, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE ISE CLOUD COMPUTING™ TOTAL RETURN INDEX OR ANY DATA INCLUDED THEREIN. LICENSOR MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE ISE CLOUD COMPUTING™ TOTAL RETURN INDEX OR ANY DATA INCLUDED THEREIN, WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL LICENSOR HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN LICENSOR AND UBS.

© UBS 2012. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. “ISE Cloud Computing™ Total Return Index”, “ISE™®”, and “International Securities Exchange®” are trademarks of International Securities Exchange, LLC (“ISE” and “Licensor”) and have been licensed for use for certain purposes by UBS Securities LLC and its affiliates. UBS AG’s ETRACS Monthly 2xLeveraged ISE Cloud Computing TR Index ETN based on the ISE Cloud Computing™ Total Return Index is not sponsored, endorsed, sold or promoted by ISE, and ISE makes no representation regarding the advisability of trading in such product. Other marks may be trademarks of their respective owners. All rights reserved.

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